May 30, 2023

FILED VIA EDGAR

Mr. Michael Killoy

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PharmaCyte Biotech, Inc.
Schedule TO-I
Filed May 11, 2023
File No. 005-91495

Dear Mr. Killoy:

On behalf of our client, PharmaCyte Biotech, Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your comment letter dated May 19, 2023 to the Company regarding the Company’s Schedule TO-I (File No. 005-91495) (the “Schedule TO”), as filed with the SEC on May 11, 2023.

The Company respectfully submits the following response with respect to the comment contained in the May 19, 2023 letter. For ease of reference, the Staff’s comment is set forth in italic type immediately before the corresponding response submitted by the Company.

Schedule TO, filed May 11, 2023

Cover Page

1.	We note that the Offer is for up to 7,750,000 Shares, which, if fully tendered, would comprise 46% of the currently outstanding Shares. We also note that the Company may increase the number of Shares by no more than 2% of the outstanding Shares without extending the offer, and therefore the Offer would comprise 48% of the currently outstanding Shares. We also note the disclosure that the Board has authorized the Company to repurchase up to $20 million shares through May 30, 2024, and has approximately $6.5 million remaining on such repurchase plan. Please provide an analysis as to why the offer should not be deemed the first step in a going private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange Act Release No. 34-17719.

As set forth more fully in the Schedule TO and related documents, the Company is conducting the tender to provide investors with an opportunity for liquidity in light of the uncertain status of its main research programs and the direction it might take in the future. The Board of Directors has not made any kind of recommendation that stockholders should tender and the Company is not soliciting any such tenders.

With over 1,400 holders and substantial net worth, our analysis of the tender was that even in the unlikely event it was fully subscribed, it would not endanger the Company's listing on Nasdaq. However, we understand the Staff's concern with respect to the Buyback program and, accordingly, the Company has authorized us to advise the Staff that it will, under no circumstances, proceed with purchases under its Buyback program if such purchases would jeopardize the continued listing of the Company's common stock on Nasdaq.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6768.

Sincerely,

/s/ Joshua N. Silverman
Joshua N. Silverman
Interim Chairman, Interim Chief Executive Officer and Interim President

cc: Kenneth R. Koch, KRKoch@mintz.com